Filed pursuant to Rule 253(g)(2)

File No. 024-11628

STREAMLINE USA, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated February 17, 2022 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1877566/000109690622000498/stream_253g2.htm

Additional information about the Company is available in its 2022 Semi-Annual Report filed on Form 1-SA, available here https://www.sec.gov/Archives/edgar/data/1877566/000109690622002381/stream_1sa.htm, its 2022 Annual Report filed on Form 1-K, available here https://www.sec.gov/Archives/edgar/data/1877566/000109690622001003/stream_1k.htm, and are hereby incorporated by reference herein.

SUPPLEMENT DATED FEBRUARY 22, 2023

 TO OFFERING CIRCULAR DATED FEBRUARY 17, 2022

Offering Termination Date

The Company terminated the offering for its Common Stock described in the Offering Circular. No further subscriptions were accepted for the current offering after February 17, 2023 (the “Termination Date”). Subscriptions in the offering accepted up through that date will be processed as promptly as possible. None of the terms of the offering have been changed.